UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-31583

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nam Tai Property Inc.

Full Name of Registrant

N/A

Former Name if Applicable

No. 2 Namtai Road, Gushu Community, Xixiang Township

Address of Principal Executive Office (Street and Number)

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form  N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR,  or the transition report or portion thereof, could not be filed within the prescribed time period.

Nam Tai Property Inc., a corporation registered in the British Virgin Islands (the “Company”), has determined that it is unable to file its Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”) within the prescribed time period. As previously disclosed in the Company’s filings with the SEC, the Company’s management team has now obtained access to the corporate seals (more commonly known as chops) and business licenses for all of its on-shore subsidiaries (the “on-shore subsidiaries”) in the People’s Republic of China. The Company subsequently completed registration of the legal representative for each of its on-shore subsidiaries with the relevant Administration for Market Regulation and obtained full control over its on-shore subsidiaries. The management team of the Company is now in the process of reviewing all of the books and records of the Company and its on-shore subsidiaries and preparing financial statements for the years ended on December 31, 2021, December 31, 2022, December 31, 2023, and December 31, 2024. Due to the time and effort involved with this process, the Company requires additional time to prepare the relevant disclosure and financial statements, and therefore, the Annual Report cannot be filed timely.

Further, the Company has engaged an independent registered public accounting firm to conduct an audit for the years ended on December 31, 2021, December 31, 2022, December 31, 2023, and December 31, 2024. The auditor is expected to begin its work soon.

The Company intends to file the Annual Report as soon as practicable after the completion of the Company’s financial statements, including the related audit, and once all portions of the Annual Report may be completed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Bo Hu	+86-135	2014 0965
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 20-F for the year ended December 31, 2023

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to estimate whether there are any significant changes in results of operations from the corresponding period for the last fiscal year, and if there are, whether such changes will be reflected by the earnings statements to be included in the Annual Report once filed. As stated above, the Company is in the process of preparing its financial statements for the years ended December 31, 2024, December 31, 2023, December 31, 2022 and December 31, 2021, and the financial audit for such periods has not yet commenced. For additional information, please see the Company’s response to Part III.

Nam Tai Property Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 1, 2025	NAM TAI PROPERTY INC.

	By:	/s/ Bo Hu
	Name:	Bo Hu
	Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).